NIXON PEABODY LLP
100 Summer Street
Boston, Massachusetts 02110-2131
(617) 345-1000

William E. Kelly
Direct Dial: (617) 345-1195  /  Direct Fax: (866) 743-4899
E-Mail:  wkelly@nixonpeabody.com

November 2, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Pamela Long, Assistant Director

Re: ThermoEnergy Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed October 17, 2011
File No. 333-175227

Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed October 14, 2011
File No. 033-46104-FW

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are today filing, pursuant to the Securities Act of 1933, Amendment No. 5 to the above-referenced Registration Statement (as so amended, the “Registration Statement”). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from Amendment No. 4 to the Registration Statement filed on October 17, 2011.

The Company is also today filing Amendment No. 5 to its Annual Report on Form 10-K/A for the year ended December 31, 2010.

Amendment No. 5 to the Registration Statement and Amendment No. 5 to the above-referenced Form 10-K/A contain changes in response to the comments made in a letter to Teodor Klowan, Jr., the Chief Financial Officer of the Company, dated October 27, 2011 from Pamela Long, Assistant Director (the “Comment Letter”). The responses of the Company to the Staff’s comments are set forth below and are keyed to the sequential numbering of the comments contained in the Comment Letter.

Amendment No. 4 to Registration Statement on Form S-1 filed on October 17, 2011

Management’s Discussion and Analysis of Financial Condition . . . . , page 21

Securities and Exchange Commission
November 2, 2011

Results of Operations, page 25

1.
We note your response to comment one in our letter dated October 7, 2011; however, in the table on page 25 the amounts shown for general and administrative expenses, engineering, research and development expenses, and selling expenses differ from the amounts described in the paragraphs following the table. Please revise your disclosure accordingly and ensure that any changes are made consistently and uniformly.

In response to this Comment, the Company has deleted the table from page 25.  The amounts shown in the table had reflected a reclassification of certain line items to conform to current year classifications, while the amounts discussed in the year-to-year comparison conform to the presentation in the Company’s audited financial statements included in the prospectus that is part of the Registration Statement.  The amounts disclosed in the “Management’s Discussion and Analysis of Financial Condition …” section now tie in a uniform and consistent manner to the audited financial statements.

Executive Officer and Director Compensation, page 35

Outstanding Equity Awards at Fiscal Year-End (2010), page 37

2.
We note your response to comment four in our letter dated October 7, 2011, and your revised disclosure.  It appears, however, that certain disclosures in the outstanding equity awards table conflict with disclosures in the same table in Amendment No. 4 to the Form 10-K/A for the fiscal year ended December 31, 2010.  Specifically, in the columns for the number of securities underlying unexercised options, for Messrs. Cossey, Bullock, and Klowan the mix between exercisable and unexercisable options differs between the tables (e.g., the table in the prospectus shows Mr. Bullock’s mix as 3,059,775 exercisable and 5,099,626 unexercisable while the table in the 10-K shows the mix as 2,039,851 exercisable and 6,119,550 unexercisable).  In addition, for Mr. Klowan, each table shows a different number for the total number of unexercised options. Please revise your disclosure accordingly.

The disclosure in the Outstanding Equity Awards table on page 37 has been corrected and now conforms to the disclosure in the Company’s Form 10-K/A for the year ended December 31, 2010.

Amendment No. 4 to Form 10-K/A for the Fiscal Year Ended December 31, 2010

Evaluation of Disclosure Controls and Procedures, page 19

3.
We have considered your response to comment seven in our letter dated October 7, 2011, as well as the information in the supplemental materials you provided. We note that for your fiscal year ended December 31, 2010, you identified two material weaknesses in your internal control over financial reporting. You disclose that the first weakness concerned inadequately allocating resources to ensure that necessary internal controls were implemented, and the second material weakness concerned the insufficient segregation of duties in your significant accounting functions. We further note that there is substantial overlap between a company’s disclosure controls and procedures and its process for internal control over financial reporting. Please refer to the definitions of “disclosure controls and procedures” and “internal control over financial reporting” in Rules 1 3a-1 5(e) and 1 3a- 15(f), respectively, under the Securities Exchange Act of 1934, as amended. In view of the nature of the two material weaknesses in your internal control over financial reporting, which appear to implicate your disclosure controls and procedures, we still do not understand how your chief executive officer and your chief financial officer were able to conclude that your disclosure controls and procedures were effective. Please help us to understand how they were able to reach this conclusion. In doing so, please address the aforementioned definitions and explain to us why management apparently determined that the material weaknesses in your process for internal control over financial reporting did not implicate with your disclosure controls and procedures. If, instead, management now wishes to re-consider and revise its conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2010, please amend your annual report on Form 10-K promptly.

Securities and Exchange Commission
November 2, 2011

In light of the questions raised by the Staff in the Comment Letter and in comments on the same issue made in previous comment letters, the Company’s CEO and CFO have reconsidered their assessment of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010 and have concluded that such controls and procedures were inadequate as of such date due to (i) the Company’s failure to allocate adequate resources to ensure that necessary internal controls were implemented and followed and (ii) a lack of segregation of duties in significant accounting functions.

Part II, Item 9A (“Controls and Procedures”) of the Company’s Annual Report on Form 10- K/A for the year ended December 31, 2010 has been amended to include revised disclosure, under the heading “Evaluation of Disclosure Controls and Procedures” on page 19, regarding Management’s revised conclusions as to the effectiveness of the Company’s disclosure controls and procedures.  The Company also discloses under that heading that Management intends to remediate the deficiencies in disclosure controls and procedures by the end of 2012.

In Amendment No. 5 to the Registration Statement, the Company has expanded the Risk Factor “Material weaknesses in our internal controls …” on page 8 to disclose the existence of material weaknesses in the Company’s disclosure controls and procedures, as well as material weaknesses in its controls over financial reporting.

In addition to the above-described amendments to the Registration Statement, Amendment No. 5 updates (i) disclosure on page 30 regarding beneficial ownership of the Company’s common stock by its directors and executive officers (to reflect further vesting of stock options) and (ii) disclosure on page 19 regarding the Company’s manufacturing and office facility in Worcester, Massachusetts (to reflect an increase in the leased space).

The Company is filing, as Exhibits 10.50 and 10.51, respectively, to Amendment No. 5 to the Registration Statement (i) the Lease for the facility in Worcester, Massachusetts and (ii) the recent Amendment to that Lease, enlarging the premises and extending the term of the Lease.  Exhibits 16 (the letter from Kemp & Company, a Professional Association, the Company’s former independent accountant regarding its concurrence with the statements in the Registration Statement concerning the dismissal of that firm) and 23.2 and 23.3 (the consents of the Company’s current and former independent registered public accounting firms) are being re-filed with Amendment No. 5 to the Registration Statement in order to reference Amendment No. 5 and to reflect the current date.  Amendment No. 5 to the Registration Statement also updates the disclosure in Part II, Item 13 (“Other Expenses of Issuance and Distribution”) on page II-1 and includes in Part II, Item 17 (“Undertakings”) on page II-14 the undertaking contained in Item 512(h) of Regulation S-K.

Securities and Exchange Commission
November 2, 2011

The Company is re-filing Exhibit 16 to Amendment No. 5 to Form 10-K/A for the year ended December 31, 2010 (Kemp & Company’s concurrence letter) and the CEO and CFO certifications (Exhibits 31.1 and 32.1 and Exhibits 31.2 and 32.2, respectively, to Amendment No. 5 to Form 10-K/A for the year ended December 31, 2010) to reference Amendment No. 5 and to reflect the current date.

We trust that the Staff will find that Amendment No. 5 to the Registration Statement and Amendment No. 5 to the Company’s Annual Report on Form 10- K/A for the year ended December 31, 2010 satisfactorily address the comments set forth in the Comment Letter.

Sincerely,

/s/ William E. Kelly

William E. Kelly

cc:   Mr. Teodor Klowan, Jr.